June 17, 2014

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Amy Reischauer

Re:                             NeuroDerm Ltd.

Draft Registration Statement on Form F-1

Submitted April 11, 2014

CIK No. 0001598696

Dear Ms. Reischauer:

On behalf of our client, NeuroDerm Ltd., an Israeli company (the “Company”), we confidentially submit herewith Amendment No. 2 to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted confidentially to the Commission on April 11, 2014.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 6, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Estimates

Share-Based Compensation, page 68

1.                                      Please refer to prior comment 18. Please note that we are deferring a final evaluation of any stock compensation and other costs for future equity issuances including options, warrants, ordinary shares, and preference shares until the amendment containing the estimated offering price is filed.

Response:

The Company confirms that it will provide the information requested by the Staff with respect to future equity grants. The Company confirms that, as of the date of this letter, it has not issued any equity subsequent to March 31, 2014 as set forth in its response to prior comment 18.

Notes to Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies

h. Convertible loans and warrants issued to investors, page F-11

2.                                      Please refer to prior comment 34. Please explain how you determined the accretion of interest under the effective interest method as required by paragraph 47 of IAS 39. Quantify these amounts for each period presented and tell us where they are disclosed in your filing.

Response:

With respect to each host contract, upon initial recognition, the effective interest rate was determined as the rate that exactly discounts future contractual cash payments (i.e., the stated contractual redemption amount which includes accrued interest) through the contractual life of the host contract to its initial carrying amount. The Company respectfully refers the Staff to prior response 36 with respect to the accounting treatment applied in order to determine the initial carrying amount of the host contract. Subsequent to initial recognition, the host contract was measured at amortized cost and was accreted to its final redemption amount at maturity using the said original effective interest rate. Furthermore, as the host contracts are denominated in a foreign currency, the resulting exchange differences were recognized in profit or loss as part of finance expenses.

The following table presents, with respect of each host contract, the amounts of exchange differences and interest expenses in accordance with the effective interest method for each period:

	Year Ended December 31,
	2012	2013
	(in thousands)
2009 host contract	$1,097	$1,209
2011 host contract	187	343
2012 host contract	5	247
2013 host contract	—	*
Total	$1,289	$1,799

* Represents amount less than $1 thousand.

The total amounts presented above are presented within Note 15 to the Financial Statements (page F-33). In response to the Staff’s comment, the Company has revised the disclosure in the said Note to the Financial Statements in order to clarify that the said amounts relate to the host contracts.

3.                                      Please refer to prior comment 36. Please provide us your analysis supporting your conclusion that all market inputs were not observable, principally the value of the Company, and thus amortization of the Day 1 Loss was not appropriate. Tell us your consideration of the information gathered during your IPO planning process, as well as the information provided in the response to comment 18, in reaching this conclusion. Also, provide a summary of convertible debt for each period presented that shows the host contracts and offsetting Day 1 Losses. In addition, reconcile the unrecognized Day 1 Loss disclosed on page F-26 to the information disclosed on page F-19.

Response:

The Company respectfully refers the Staff to Note 2h to the Financial Statements (page F-11), where, based on IAS 39.AG76(b), the Company describes that the unrecognized Day 1 loss remains unrecognized until all market inputs become observable (which has not yet occurred), unless there is a change in a factor (including time) that market participants would take into account when pricing the liability. It should be noted that not all inputs used within the fair value valuation were unobservable. There are few inputs that were observable, such as the weighted average volatility and the risk-free interest rate which was used in the OPM model (as described in response to prior comment 18). However, the fair value valuation also takes into account the Company’s value which is a key unobservable input that was calculated mainly based on a Discounted Cash Flow model (DCF) which is based on Company’s estimated forecast for income and expenses. As a result, during the periods presented, Day 1 Losses related to instruments measured at fair value through profit or loss remained unrecognized. Furthermore, during the periods presented, fair value measurements of the said instruments were categorized within Level 3 of the fair value hierarchy. It should also be noted that information gathered during the IPO planning process, as well as information provided in prior response to comment 18, did not affect the above analysis and did not result with Company’s share price becoming an observable input as it is still based on significant unobservable inputs.

Please note that the table presented on page F-19 includes only components which are measured at fair value through profit or loss, and thus does not include the Day 1 Loss attributed to the host contract. The Day 1 Loss information presented on page F-26 reflects data for all components, including those that are not measured at fair value through profit or loss (i.e., the host contract).

The following tables present information regarding the convertible loans’ components and the warrants and the related unrecognized Day 1 Losses including a reconciliation of the unrecognized Day 1 Loss disclosed on page F-19 to the unrecognized Day 1 Loss disclosed on page F-26:

U.S. dollars in thousands
December 31, 2012:
Fair value of embedded derivatives in convertible loans	$5,623
Unrecognized Day 1 Loss	—
Embedded derivatives in convertible loans, net	$5,623

Fair value of warrants	$455
Unrecognized Day 1 Loss	(455)
Warrants, net	$—

Host contracts of the convertible loans, gross	$9,227
Unrecognized Day 1 Loss	(1,820)
Host contracts of the convertible loans, net	$7,407

Reconciliation from page F-19 to page F-26:
Total Unrecognized Day 1 Loss with respect to warrants, as presented on page F-19	$(455)
Unrecognized Day 1 Loss attributed to host contract	(1,820)
Total Unrecognized Day 1 Loss, as presented on page F-26	$(2,275)

U.S. dollars in thousands
December 31, 2013:
Fair value of embedded derivatives in convertible loans	$5,670
Unrecognized Day 1 Loss	(2,421)
Embedded derivatives in convertible loans, net	$3,249

Fair value of warrants	$2,913
Unrecognized Day 1 Loss	(1,191)
Warrants, net	$1,721

Host contract of convertible loan, gross	$3,639
Unrecognized Day 1 Loss	(3,639)
Host contract of convertible loan, net	$ *

Reconciliation from page F-19 to page F-26:

Total Unrecognized Day 1 Loss with respect to embedded derivatives and warrants, as presented on page F-19	$(3,612)
Unrecognized Day 1 Loss attributed to host contract	(3,639)
Total Unrecognized Day 1 Loss, as presented on page F-26	$(7,251)

* Represents amount less than $1 thousand.

The Company has revised the disclosure in Note 9b to the Financial Statements (page F-26) in response to the Staff’s comment in order to update the amounts presented with respect to the unrecognized Day 1 Loss.

Note 16-Loss per Ordinary Share, page F-33

4.                                      Please refer to prior comment 38. Please disclose that the holders of the A1 and A2 ordinary shares have no contractual obligation to share in the Company’s losses and are not required to fund these losses in any way.

Response:

The Company has revised the disclosure in the end of Note 12a to the Financial Statements (page F-31) in response to the Staff’s comment.

*      *      *

Please do not hesitate to contact Colin Diamond at (212) 819-8754, Joshua G. Kiernan at +44 20-7532-1408, or Rafael Roberti at (212) 819-7589 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP